Exhibit 99.3
Cameco Corporation
Consolidated Financial Statements
June 30, 2010

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended
	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09
Financial (in millions)
Revenue	$546	$646	$1,031	$1,139
Net earnings	68	247	211	329
Adjusted net earnings	114	162	226	265
Cash provided by operations	272	147	405	327
Working capital (end of period)			1,807	981
Net debt to capitalization			N/A	14%

Per common share
Net earnings - Basic	$0.17	$0.63	$0.54	$0.86
- Diluted	0.17	0.63	0.53	0.85
- Diluted, adjusted	0.29	0.41	0.57	0.69
Dividend	0.07	0.06	0.14	0.12
Weighted average number of paid common shares outstanding (in thousands)	392,985	392,505	392,931	383,174

Uranium price information
Average uranium spot price for the period (US$/lb)	$41.42	$48.33	$41.60	$46.50
Average uranium realized price for the period (US$/lb)	41.31	40.64	41.76	38.86
Average uranium realized price for the period (Cdn$/lb)	43.00	51.45	44.23	49.31
Sales volumes
Uranium (in thousands lbs U3O8)	8,351	8,538	14,942	15,603
Fuel services (tU)	4,566	4,108	6,791	6,020
Electricity (TWh)	1.9	1.7	4.1	3.8
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09
Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,481	1,956	6,179	5,567
Rabbit Lake	100.0%	1,067	1,034	2,081	1,498
Crow Butte	100.0%	187	183	366	356
Smith Ranch Highland	100.0%	406	488	927	890
Inkai	60.0%	746	85	1,347	192

Total		4,887	3,746	10,900	8,503

Fuel services (tU) (i)	100.0%	4,530	2,241	9,342	4,363

(i)	Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)

($Cdn Thousands)	(Recast note 12)

	Three Months Ended		Six Months Ended
	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09
Revenue from
Products and services	$546,055	$645,578	$1,030,771	$1,138,575

Expenses
Products and services sold	315,210	351,608	566,743	635,351
Depreciation, depletion and reclamation	64,245	58,804	117,531	107,449
Administration [note 10]	29,597	30,189	61,053	60,917
Exploration	17,743	12,188	32,910	22,420
Research and development	933	1,081	1,621	2,213
Interest and other [note 7]	1,608	(27,795)	5,409	(14,757)
Losses (gains) on derivatives [note 4]	59,675	(101,184)	17,050	(72,246)
Cigar Lake remediation	5,126	4,688	7,839	10,192
Loss (gain) on sale of assets	(51)	(1,948)	183	(2,154)

	494,086	327,631	810,339	749,385

Earnings from continuing operations	51,969	317,947	220,432	389,190
Other expense	(4,047)	(6,367)	(5,904)	(20,021)

Earnings before income taxes and minority interest	47,922	311,580	214,528	369,169
Income tax expense (recovery) [note 8]	(18,186)	42,677	6,914	22,087
Minority interest	(2,098)	(435)	(2,983)	(706)

Earnings from continuing operations	68,206	269,338	210,597	347,788
Loss from discontinued operations [note 12]	—	(22,234)	—	(18,941)

Net earnings	$68,206	$247,104	$210,597	$328,847

Net earnings per share [note 9]
Basic
Continuing operations	$0.17	$0.69	$0.54	$0.91
Discontinued operations	—	(0.06)	—	(0.05)

	$0.17	$0.63	$0.54	$0.86

Diluted
Continuing operations	$0.17	$0.69	$0.53	$0.90
Discontinued operations	—	(0.06)	—	(0.05)

	$0.17	$0.63	$0.53	$0.85

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Jun 30/10	Dec 31/09

Assets
Current assets
Cash and cash equivalents	$465,040	$1,101,229
Short-term investments	970,808	202,836
Accounts receivable	271,853	453,622
Inventories [note 3]	445,002	453,224
Supplies and prepaid expenses	158,860	162,105
Current portion of long-term receivables, investments and other [note 5]	75,378	154,725

	2,386,941	2,527,741

Property, plant and equipment	4,136,793	4,068,103
Intangible assets	95,989	97,713
Long-term receivables, investments and other [note 5]	664,685	648,545
Future income tax assets	33,521	33,017

	4,930,988	4,847,378

Total assets	$7,317,929	$7,375,119

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [note 8]	$348,430	$534,664
Short-term debt	77,789	76,762
Dividends payable	27,512	23,570
Current portion of long-term debt	12,387	11,629
Current portion of other liabilities	60,777	29,297
Future income tax liabilities	52,786	87,135

	579,681	763,057

Long-term debt	946,692	952,853
Provision for reclamation	301,972	296,896
Other liabilities	197,643	187,072
Future income tax liabilities	155,902	167,373

	2,181,890	2,367,251

Minority interest	157,539	164,040

Shareholders’ equity
Share capital	1,515,111	1,512,461
Contributed surplus	137,516	131,577
Retained earnings	3,314,083	3,158,506
Accumulated other comprehensive income	11,790	41,284

	4,978,500	4,843,828

Total liabilities and shareholders’ equity	$7,317,929	$7,375,119

Commitments and contingencies [notes 8,13]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)
(Recast note 12)

	Six Months Ended
	Jun 30/10	Jun 30/09

Share capital
Balance at beginning of period	$1,512,461	$1,062,714
Stock option plan	2,650	4,252
Equity issuance [note 6]	—	445,532

Balance at end of period	$1,515,111	$1,512,498

Contributed surplus
Balance at beginning of period	$131,577	$131,858
Stock-based compensation	6,322	4,143
Options exercised	(383)	(492)

Balance at end of period	$137,516	$135,509

Retained earnings
Balance at beginning of period	$3,158,506	$2,153,315
Net earnings	210,597	328,847
Dividends on common shares	(55,020)	(47,102)

Balance at end of period	$3,314,083	$2,435,060

Accumulated other comprehensive income (loss)
Balance at beginning of period	$41,284	$165,736
Other comprehensive income	(29,494)	4,188

Balance at end of period	$11,790	$169,924

Total retained earnings and accumulated other comprehensive income	$3,325,873	$2,604,984

Shareholders’ equity at end of period	$4,978,500	$4,252,991

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)
(Recast note 12)

	Three Months Ended		Six Months Ended
	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09
| | | |
Net earnings	$68,206	$247,104	$210,597	$328,847
Other comprehensive income (loss), net of taxes [note 8]
Unrealized foreign currency translation gains (losses)	25,798	(50,653)	(1,583)	(27,138)
(Losses) gains on derivatives designated as cash flow hedges	(5,464)	38,102	10,303	84,402
Gains on derivatives designated as cash flow hedges transferred to net earnings	(21,056)	(32,143)	(36,518)	(54,836)
Unrealized gains on available-for-sale securities	50	991	933	1,760
Gains on available-for-sale securities transferred to net earnings	(2)	—	(2,629)	—

Other comprehensive income	(674)	(43,703)	(29,494)	4,188

Total comprehensive income	$67,532	$203,401	$181,103	$333,035

Cameco Corporation
Consolidated Statement of Accumulated Other Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Currency
	Translation	Cash Flow	Available-For-
(net of related income taxes)[note 8]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2009	($50,397)	$89,456	$2,225	$41,284
Unrealized foreign currency translation losses	(1,583)	—	—	(1,583)
Gains on derivatives designated as cash flow hedges	—	10,303	—	10,303
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(36,518)	—	(36,518)
Unrealized gains on available-for-sale securities	—	—	933	933
Gains on available-for-sale securities transferred to net earnings	—	—	(2,629)	(2,629)

Balance at June 30, 2010	($51,980)	$63,241	$529	$11,790

Balance at December 31, 2008	$65,342	$101,654	($1,260)	$165,736
Unrealized foreign currency translation losses	(27,138)	—	—	(27,138)
Gains on derivatives designated as cash flow hedges	—	84,402	—	84,402
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(54,836)	—	(54,836)
Unrealized gains on available-for-sale securities	—	—	1,760	1,760

Balance at June 30, 2009	$38,204	$131,220	$500	$169,924

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)
(Recast note 12)

	Three Months Ended		Six Months Ended
	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

Operating activities
Net earnings	$68,206	$247,104	$210,597	$328,847
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	64,245	58,804	117,531	107,449
Provision for future taxes [note 8]	(29,358)	21,688	(32,989)	(17,329)
Deferred gains	(11,063)	(13,589)	(17,902)	(24,312)
Unrealized losses (gains) on derivatives	83,760	(100,129)	96,192	(113,019)
Unrealized foreign exchange gains	—	(11,969)	—	—
Stock-based compensation [note 10]	1,325	(473)	6,322	3,237
Loss (gain) on sale of assets	(51)	(1,948)	183	(2,154)
Equity in loss of associated companies	4,675	6,367	8,537	20,021
Other income	(628)	—	(2,633)	—
Discontinued operations	—	22,234	—	18,941
Minority interest	(2,098)	(435)	(2,983)	(706)
Other operating items [note 11]	92,800	(81,047)	22,025	5,564

Cash provided by operations	271,813	146,607	404,880	326,539

Investing activities
Additions to property, plant and equipment	(117,697)	(95,497)	(209,971)	(189,587)
Purchase of short-term investments	(10,136)	—	(768,030)	—
Increase in long-term receivables, investments and other	(6,179)	(14,368)	(12,233)	(23,736)
Proceeds on sale of property, plant and equipment	40	1,425	5,465	3,633

Cash used in investing	(133,972)	(108,440)	(984,769)	(209,690)

Financing activities
Decrease in debt	(6,099)	(312,550)	(9,512)	(414,380)
Increase in debt	—	44,621	—	44,726
Contributions from minority interests	2,210	—	4,638	—
Issue of shares, net of issue costs [note 6]	—	(1,000)	—	440,150
Issue of shares, stock option plan	756	927	2,267	1,295
Dividends	(27,507)	(23,548)	(51,078)	(45,491)

Cash provided by (used in) financing	(30,640)	(291,550)	(53,685)	26,300

Increase (decrease) in cash during the period	107,201	(253,383)	(633,574)	143,149
Exchange rate changes on foreign currency cash balances	69	1,524	(2,615)	1,961
Cash and cash equivalents at beginning of period	357,770	461,191	1,101,229	64,222

Cash and cash equivalents at end of period	$465,040	$209,332	$465,040	$209,332

Cash and cash equivalents comprised of:
Cash			$70,184	$45,475
Cash equivalents			394,856	163,857

			$465,040	$209,332

Supplemental cash flow disclosure
Interest paid	$3,097	$6,386	$27,514	$21,005
Income taxes paid	$6,309	$1,197	$54,069	$45,945

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP for annual financial statements, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2009 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
2.	Future Changes in Accounting Policy
International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. As a result, Cameco will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.
3.	Inventories

	As At
(thousands)	Jun 30/10	Dec 31/09

Uranium
Concentrate	$276,571	$310,893
Broken ore	17,203	18,125

	293,774	329,018

Fuel Services	151,228	124,206

Total	$445,002	$453,224

4.	Derivatives

The following tables summarize the fair value of derivatives and classification on the balance sheet:

As at June 30, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(5,995)	$37,466	$31,471
Foreign currency contracts	(24,605)	—	(24,605)
Cash flow hedges:
Energy and sales contracts	—	45,584	45,584

Net	$(30,600)	$83,050	$52,450

Classification:
Current portion of long-term receivables, investments and other [note 5]	$6,088	$68,903	$74,991
Long-term receivables, investments and other [note 5]	2,126	51,165	53,291
Current portion of other liabilities	(32,041)	(19,847)	(51,888)
Other liabilities	(6,773)	(17,171)	(23,944)

Net	$(30,600)	$83,050	$52,450

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
As at December 31, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 5]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 5]	1,460	54,510	55,970
Current portion of other liabilities	(445)	(19,595)	(20,040)
Other liabilities	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

The following tables summarize different components of the (gains) and losses on derivatives:
For the three months ended June 30, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$932	$(596)	$336
Foreign currency contracts	61,046	—	61,046
Interest rate contracts	(2,963)	—	(2,963)
Cash flow hedges:
Energy and sales contracts	—	1,256	1,256

Net	$59,015	$660	$59,675

For the three months ended June 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(5,844)	$(1,120)	$(6,964)
Foreign currency contracts	(95,373)	176	(95,197)
Cash flow hedges:
Energy and sales contracts	—	977	977

Net	$(101,217)	$33	$(101,184)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
     For the six months ended June 30, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$3,236	$(383)	$2,853
Foreign currency contracts	13,941	—	13,941
Interest rate contracts	(1,348)	—	(1,348)
Cash flow hedges:
Energy and sales contracts	—	1,604	1,604

Net	$15,829	$1,221	$17,050

For the six months ended June 30, 2009

(thousands)	Cameco	BPLP	Total
| | |
Non-hedge derivatives:
Embedded derivatives — sales contracts	$(6,119)	$(2,068)	$(8,187)
Foreign currency contracts	(64,341)	239	(64,102)
Cash flow hedges:
Energy and sales contracts	—	43	43

Net	$(70,460)	$(1,786)	$(72,246)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $21,000,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next 12 months, based on current prices, Cameco expects an estimated $24,800,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Jun 30/10	Dec 31/09

Bruce B L.P. (BPLP)
Capital lease receivable from BALP	$93,283	$94,895
Derivatives [note 4]	120,068	141,949
Accrued pension benefit asset	52,493	36,613
Equity accounted investments
Global Laser Enrichment LLC (privately held)	180,870	185,716
UEX Corporation (market value $34,854)	8,721	6,052
Huron Wind (privately held)	3,903	4,002
Minergia S.A.C. (privately held)	3,926	4,551
UFP Investments Inc. (privately held)	2,538	2,617
Available-for-sale securities
Western Uranium Corporation (market value $4,469)	4,469	4,637
GoviEx Uranium (privately held)	25,377	25,214
Derivatives [note 4]	8,214	68,432
Deferred charges
Cost of sales	14,415	14,415
Advances receivable from Inkai JV LLP	151,512	141,149
Accrued pension benefit asset	6,001	7,773
Other	64,273	65,255

	740,063	803,270
Less current portion	(75,378)	(154,725)

Net	$664,685	$648,545

6.	Share Capital
(a)	At June 30, 2010, there were 393,025,925 common shares outstanding.

(b)	Options in respect of 9,036,477 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended June 30, 2010, 59,360 options were exercised resulting in the issuance of shares (2009 — 109,660). For the six months ended June 30, 2010, 187,192 options were exercised resulting in the issuance of shares (2009 — 180,360).

(c)	On March 5, 2009, Cameco issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses were $445,532,000. Excluding the deferred tax recoveries, our net cash proceeds amounted to $440,150,000 in 2009.
7.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

Interest on long-term debt	$12,387	$7,499	$24,629	$17,395
Interest on short-term debt	456	658	903	1,419
Foreign exchange losses (gains)	1,004	(31,091)	3,365	(20,147)
Other charges	2,671	2,300	4,653	6,966
Interest income	(2,658)	(250)	(4,632)	(2,691)
Capitalized interest	(12,252)	(6,911)	(23,509)	(17,699)

Net	$1,608	$(27,795)	$5,409	$(14,757)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Income Tax Expense (Recovery)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09
Earnings (loss) before income taxes and minority interest
Canada	$(117,653)	$157,429	$(46,277)	$33,270
Foreign	165,575	154,151	260,805	335,899

	$47,922	$311,580	$214,528	$369,169

Current income taxes
Canada	$2,867	$17,169	$26,164	$24,299
Foreign	8,305	3,821	13,739	15,117

	$11,172	$20,990	$39,903	$39,416
Future income taxes (recovery)
Canada	$(32,145)	$22,620	$(34,628)	$(18,814)
Foreign	2,787	(933)	1,639	1,485

	$(29,358)	$21,687	$(32,989)	$(17,329)

Income tax expense (recovery)	$(18,186)	$42,677	$6,914	$22,087

At June 30, 2010, current taxes payable in the amount of $17,321,000 (December 31, 2009 - $31,140,000), have been included in accounts payable and accrued liabilities.

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 income for Canadian income tax purposes by approximately $43,000,000 (this reassessment was superseded by a reassessment issued in February 2009). In December 2009, CRA issued a notice of reassessment for the 2004 taxation year, which increased Cameco’s 2004 income by approximately $108,000,000. Another reassessment for 2004 was issued by CRA on May 13, 2010 to similar effect. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2005 through 2009 on a similar basis.

Late in 2009, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2004 based on the documentation that had been submitted by Cameco. This followed the same decision by the Transfer Pricing Review Committee late in 2008 for the 2003 notice of reassessment.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $9,000,000 in 2009, bringing the cumulative tax provision related to this matter for the years 2003 through 2009 to $24,000,000. No provisions for penalties or interest have been recorded. We do not expect more than a nominal amount of cash taxes to be payable due to availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2009 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, a Notice of Appeal for the 2003 taxation year was filed with the Tax Court of Canada on July 22, 2009 and the litigation process is proceeding. In connection with CRA’s 2004 reassessment, Cameco is contesting the reassessment and pursuing its appeal rights under the Income Tax Act.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income are presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

(Losses) gains on derivatives designated as cash flow hedges	$(2,187)	$22,027	$2,136	$39,129
Gains on derivatives designated as cash flow hedges transferred to net earnings	(8,735)	(13,859)	(15,144)	(22,272)
Unrealized gains on assets available-for-sale	62	155	132	275
Gains on assets available-for-sale transferred to net earnings	(2)	—	(412)	—

Total income tax expense (recovery) included in OCI	$(10,862)	$8,323	$(13,288)	$17,132
Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	As At
(thousands)	Jun 30/10	Jun 30/09

Gains on derivatives designated as cash flow hedges	$23,979	$53,597
Unrealized gains on assets available-for-sale	68	78

Total income tax expense included in AOCI	$24,047	$53,675

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Per Share Amounts

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

Basic earnings per share computation

Net earnings	$68,206	$247,104	$210,597	$328,847

Weighted average common shares outstanding	392,985	392,505	392,931	383,174

Basic earnings per common share	$0.17	$0.63	$0.54	$0.86

Diluted earnings per share computation

Net earnings	$68,206	$247,104	$210,597	$328,847

Weighted average common shares outstanding	392,985	392,505	392,931	383,174
Dilutive effect of stock options	1,458	1,931	1,690	1,731

Weighted average common shares outstanding, assuming dilution	394,443	394,436	394,621	384,905

Diluted earnings per common share	$0.17	$0.63	$0.53	$0.85

For the six months ended June 30, 2010, excluded from the calculation were 4,643,768 options whose exercise price was greater than the average closing market price (2009 — 4,826,681). For the quarter ended June 30, 2010, excluded from the calculation were 6,036,450 options as their exercise price was greater than the average closing market price (2009 — 3,256,469).
10.	Stock Option Plan
Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,767,321 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended June 30, 2010, the amount recorded was $1,325,000 (2009 — $564,000). For the six months ended June 30, 2010, the amount recorded was $6,322,000 (2009 — $3,237,000).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended
	Jun 30/10	Jun 30/09

Number of options granted	1,515,945	1,376,039
Average strike price	$28.90	$19.37
Expected dividend	$0.28	$0.24
Expected volatility	36%	36%
Risk-free interest rate	2.1%	1.6%
Expected life of option	4.2 years	4.0 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$8.46	$5.21

11.	Statements of Cash Flows
Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

Accounts receivable	$51,069	$(35,088)	$187,317	$215,092
Inventories	23,286	(15,267)	14,970	(50,528)
Accounts payable and accrued liabilities	34,820	55,082	(183,549)	(98,216)
Other	(16,375)	(85,774)	3,287	(60,784)

Total	$92,800	$(81,047)	$22,025	$5,564

12.	Restructuring of the Gold Business
The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.
(a)	Sale of Centerra Gold Inc.

On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of these two transactions, Cameco has disposed of its entire interest in Centerra.

(b)	Financial Results of Discontinued Operations

The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the discontinued operations amounts, net of future income tax expenses:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

Kyrgyz share transfer	$—	$(792)	$—	$15,931
Operating loss	—	(21,442)	—	(34,872)

Loss from discontinued operations	$—	$(22,234)	$—	$(18,941)

Cameco corporation
Notes to Consolidated Financial Statements
(Unaudited)
The following table presents the components of the operating results of Centerra:

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/10	Jun 30/09	Jun 30/10	Jun 30/09

Revenue	$—	$128,800	$—	$250,402

Expenses
Products and services sold	—	117,819	—	209,727
Depreciation, depletion and reclamation	—	32,473	—	60,114
Exploration	—	4,960	—	11,883
Other	—	10,336	—	16,715

Loss before income taxes and minority interest	—	(36,788)	—	(48,037)
Income tax expense	—	309	—	14,166
Minority interest	—	(15,655)	—	(27,331)

Operating loss	$—	$(21,442)	$—	$(34,872)

13.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on July 8, 2009, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The parties have completed the discovery process and the arbitration hearing is currently underway.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.

(b)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Guarantees to customers under power sale agreements of up to $35,300,000. At June 30, 2010, Cameco’s actual exposure under these guarantees was $28,300,000.

(ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(c)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2010, BPLP recorded $183,000,000 under this agreement which was recognized as revenue with Cameco’s share being $58,000,000.
14.	Related Party Transactions

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. During the first six months of 2010, Cameco paid Points Athabasca Contracting Ltd. $9,700,000 (2009 — $20, 300,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $2,060,000 (2009 — $90,000) resulting from these transactions.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
15.	Segmented Information

For the three months ended June 30, 2010

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$363,542	$77,929	$113,349	$(8,765)	$546,055

Expenses
Products and services sold (i)	198,822	53,950	74,090	(11,652)	315,210
Depreciation, depletion and reclamation	45,237	6,174	12,884	(50)	64,245
Exploration	17,743	—	—	—	17,743
Other expense	576	3,670	—	—	4,246
Cigar Lake remediation	5,126	—	—	—	5,126
Gain on sale of assets	(51)	—	—	—	(51)
Non-segmented expenses					91,614

Earnings before income taxes and minority interest	96,089	14,135	26,375	2,937	47,922
Income tax recovery [note 8]					(18,186)
Minority interest					(2,098)

Net earnings from continuing operations					$68,206

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$41,170	$6,174	$12,884	$(50)	$60,178

For the three months ended June 30, 2009 (Recast)

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$443,261	$81,578	$127,854	$(7,115)	$645,578

Expenses
Products and services sold (i)	232,453	49,910	74,469	(5,224)	351,608
Depreciation, depletion and reclamation	39,324	6,339	13,122	19	58,804
Exploration	12,188	—	—	—	12,188
Other expense	3,265	3,166	—	—	6,431
Cigar Lake remediation	4,688	—	—	—	4,688
Gain on sale of assets	(1,948)	—	—	—	(1,948)
Non-segmented expenses					(97,773)

Earnings (loss) before income taxes and minority interest	153,291	22,163	40,263	(1,910)	311,580
Income tax expense [note 8]					42,677
Minority interest					(435)

Net earnings from continuing operations					$269,338

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$36,943	$6,339	$13,122	$19	$56,423

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the six months ended June 30, 2010

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$668,228	$138,383	$237,822	$(13,662)	$1,030,771

Expenses
Products and services sold (i)	365,745	88,491	129,285	(16,778)	566,743
Depreciation, depletion and reclamation	81,351	9,671	25,888	621	117,531
Exploration	32,910	—	—	—	32,910
Other expense	(1,229)	7,277	—	—	6,048
Cigar Lake remediation	7,839	—	—	—	7,839
Loss on sale of assets	183	—	—	—	183
Non-segmented expenses					84,989

Earnings before income taxes and minority interest	181,429	32,944	82,649	2,495	214,528
Income tax expense [note 8]					6,914
Minority interest					(2,983)

Net earnings from continuing operations					$210,597

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$73,308	$9,671	$25,888	$621	$109,488

For the six months ended June 30, 2009 (recast)

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$779,013	$135,186	$240,002	$(15,626)	$1,138,575

Expenses
Products and services sold (i)	425,054	90,961	129,504	(10,168)	635,351
Depreciation, depletion and reclamation	66,861	11,500	28,709	379	107,449
Exploration	22,420	—	—	—	22,420
Other expense	5,756	14,451	—	—	20,207
Cigar Lake remediation	10,192	—	—	—	10,192
Gain on sale of assets	(2,154)	—	—	—	(2,154)
Non-segmented expenses					(24,059)

Earnings (loss) before income taxes and minority interest	250,884	18,274	81,789	(5,837)	369,169
Income tax expense [note 8]					22,087
Minority interest					(706)

Net earnings from continuing operations					$347,788

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$61,484	$11,500	$28,709	$379	$102,072